Exhibit 5.1

[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 13, 2012

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

    Re: Walgreen Co. Current Report on Form 8-K filed on September 13, 2012

Ladies and Gentlemen:

We have acted as special counsel to Walgreen Co., an Illinois corporation (the “Company”), in connection with the sale to the several underwriters (the “Underwriters”) named in the Underwriting Agreement (as defined below) by the Company of $550,000,000 aggregate principal amount of the Company’s Floating Rate Notes due 2014, $750,000,000 aggregate principal amount of the Company’s 1.000% Notes due 2015, $1,000,000,000 aggregate principal amount of the Company’s 1.800% Notes due 2017, $1,200,000,000 aggregate principal amount of the Company’s 3.100% Notes due September 15, 2022 and $500,000,000 aggregate principal amount of the Company’s 4.400% Notes due 2042 (the “Notes”) pursuant to the terms of the Underwriting Agreement (the “Underwriting Agreement”), dated September 10, 2012, between the Company and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the Underwriters. The Notes will be issued pursuant to the Indenture, dated as of July 17, 2008 (the “Indenture,” and, together with the Underwriting Agreement and the Notes, the “Transaction Documents”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

In our capacity as special counsel to the Company, we have examined (i) the Registration Statement on Form S-3 (File No. 333-175649) filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 18, 2011, under the Securities and Exchange Act of 1933, as amended (the “1933 Act”), (ii) the base prospectus, dated July 18, 2011, as supplemented by the preliminary prospectus supplement, dated September 10, 2012, relating to the Notes, filed with the Commission on September 10, 2012, pursuant to Rule 424(b) under the 1933 Act, (iii) the free writing prospectus relating to the Notes, dated September 10, 2012, filed with the Commission on September 11, 2012, pursuant to Rule 433 under the 1933 Act, (iv) the final prospectus supplement, dated September 10, 2012, filed with the Commission on September 11, 2012, pursuant to Rule 424(b) under the 1933 Act, (v) an executed copy of the Underwriting Agreement, (vi) an executed copy of the Indenture, (vii) resolutions of the Board of Directors of the Company relating to the issuance of the Notes, (viii) a copy of the global notes representing the Notes, (ix) a copy of the Articles of Incorporation of the Company, as amended through the date hereof, (x) a copy of the By-laws of the Company, (xi) an executed copy of the Officers’ Certificate Pursuant to Sections 3.1 and 3.3 of the Indenture, dated September 13, 2012, establishing the terms of the Notes and (xii) such other corporate records, certificates and other documents as we have deemed necessary or appropriate for purposes of rendering this letter.

We have examined originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or appropriate for the purposes of this letter. We have also conducted such investigations of fact and law as we have deemed necessary or advisable for purposes of this letter. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies and the legal capacity of all individuals executing such documents. As to any facts material to this letter that we did not independently establish or verify, we have, with your consent, relied upon the statements, certificates and representations of officers and other representatives of the Company and of other parties to the Transaction Documents. We have also assumed the valid authorization, execution and delivery of the Transaction Documents by each party thereto (other than the Company), and we have assumed that each such other party (in the case of parties that are not natural persons) has been duly organized and is validly existing and in good standing under its jurisdiction of organization, that each such other party has the legal capacity, power and authority to perform its obligations thereunder and that the Indenture constitutes the valid and binding obligation of the Trustee, enforceable against it in accordance with its terms. We have also assumed that the execution, delivery and performance by the Company of the Transaction Documents, except with respect to Relevant Laws (as defined below), do not violate any law, rule or regulation applicable to it; and do not result in any conflict with, or breach of, any agreement or document binding on it. Our opinions are subject to the effect of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights or remedies of creditors generally, (ii) the application of general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether enforcement is considered in proceedings at law or in equity), and (iii) applicable law and public policy with respect to rights to indemnity and contribution. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it.

We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Transaction Documents or the transactions governed by the Transaction Documents (the “Relevant Laws”). Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Laws” does not include any law, rule or regulation that is applicable to the Company or the Transaction Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of Illinois, we have relied upon the opinion letter, dated September 13, 2012, of Thomas J. Sabatino, Jr., Executive Vice President, General Counsel and Corporate Secretary of the Company, which opinion letter is being filed as an exhibit to the Company’s Current Report on Form 8-K, dated as of September 13, 2012.

Based upon the foregoing, and subject to the qualifications set forth in this letter, it is our opinion that, subject to the completion of the actions to be taken by the Company, the Trustee and the Underwriters prior to the sale of the Notes, the Notes, when duly executed, authenticated, issued, delivered and paid for in accordance with the terms of the Indenture and the Underwriting Agreement, will constitute the valid and legally binding obligations of the Company.

We hereby consent to the filing of a copy of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K, dated as of September 13, 2012, and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the 1933 Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz